EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
to
FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
of
STRATA SKIN SCIENCES, INC.

STRATA Skin Sciences, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware does hereby certify:

1.	The name of the corporation is STRATA Skin Sciences, Inc. (the “Corporation”).

2.
The Fifth Amended and Restated Certificate of Incorporation of the Corporation, filed in the office of the Secretary of State of the State of Delaware on April 30, 2010 (the “Restated Certificate of Incorporation”), is hereby amended by adding Article XI to the aforesaid Restated Certificate of Incorporation after the end of Article X:

ARTICLE XI

1. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for:

(a) any derivative action or proceeding brought on behalf of the corporation;
(b) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the corporation to the corporation or the corporation's stockholders;
(c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the by-laws of the corporation; or
(d) any action asserting a claim governed by the internal affairs doctrine;

in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 1 of Article XI is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 1 of Article XI (an “Enforcement Action”), and (y) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 1 of Article XI.

2. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 2 of Article XI.

3. The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. This amendment of the Restated Certificate of Incorporation shall be effective on December 30, 2020.

IN WITNESS WHEREOF, this Certificate of Amendment to Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 30th day of December 2020.

STRATA Skin Sciences, Inc.

By:  /s/ Jay Sturm
Name: Jay Sturm
Title:   Secretary